UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 52759/November 10, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12031

In the Matter of	:
	:
ENAMELON, INC., PARACELSIAN, INC.,	: ORDER MAKING FINDINGS AND
SEMICONDUCTOR LASER INTERNATIONAL.	: REVOKING REGISTRATION
CORP., SOCRATES TECHNOLOGIES CORP., STAR	: BY DEFAULT AS TO
TECHNOLOGIES, INC., TELEMONDE, INC., and	: ENAMELON, INC., AND
VDC COMMUNICATIONS, INC.	: STAR TECHNOLOGIES, INC.

SUMMARY

This Order revokes the registration of the common stock of Enamelon, Inc. ("ENML"), and Star Technologies, Inc. ("STRR") (collectively, "Respondents"). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

I. BACKGROUND

The Commission initiated this proceeding on September 7, 2005, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that common stock of each Respondent is registered with the Commission under Section 12(g) of the Exchange Act, and that each has failed to file any required annual and quarterly reports with the Commission for five or more years. Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii). ENML's service was made on its Chief Executive Officer (CEO), Dr. Stephen R. Fox, on October 20, 2005, and STRR's, on its President and CEO, Robert C. Compton, on October 19, 2005.[1] Their Answers were due within ten days of service, that is, by October 31, 2005. Neither Respondent has filed an Answer to the OIP or sent any other correspondence to the Commission. Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2).[2] Accordingly, Respondents

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[1] Additionally, the Delaware registered agents of Respondents, which are Delaware corporations, were served on October 31, 2005, and the Secretary of State of Delaware was served on September 9, 2005, in order to effect service pursuant to 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. Code § 321.

[2] The Division of Enforcement ("Division") filed a Motion for Default Judgment as to Respondents on September 20, 2005, and a Supplemental Brief on October 19, 2005. As with the OIP, service of these pleadings on Respondents was made through their officers, Dr. Fox and Mr. Compton. Neither filed an opposition to the Division's request for default.

are in default, and the undersigned finds that the allegations in the OIP are true as to them. See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 4.

II. FINDINGS OF FACT

ENML (CIK 910168) is a Delaware corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act since 1996. ENML is delinquent in its periodic filings, having last filed a periodic report on Form 10-K for the year ended December 31, 1999. That Form 10-K, which is publicly available on the Commission's EDGAR database, reported that ENML had $7,419,438 in assets and $8,059,498 in liabilities and a net loss of $18,833,889 for the year 1999. Thereafter, ENML was liquidated, as a result of a Chapter 11 bankruptcy proceeding, which terminated on December 11, 2002. Currently, its shares are quoted on the Pink Sheets under ticker symbol "ENML."[3]

STRR (CIK 733871) is a Delaware corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. STRR has a void status with the Secretary of State of Delaware. STRR is delinquent in its periodic filings, having last filed a periodic report on Form 10-Q for the quarter ended September 30, 1999. That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that STRR had $3,501,000 in assets and $4,090,000 in liabilities and a net loss of $1,903,000 for the nine months ended September 30, 1999. Currently, its shares are quoted on the Pink Sheets under ticker symbol "STRR."[4] Previously, the Commission ordered STRR to cease and desist from violations of Exchange Act Section 13(a) and Rules 13a-1, 13a-1, and 12b-20, based on a finding that financial statements in Forms 10-K and 10-Q filed by STRR did not comply with Generally Accepted Accounting Principles. Star Techs., Inc., 55 SEC Docket 1441 (Nov. 15, 1993).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Additionally, STRR violated the Commission's order that it cease and desist from violating those provisions.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section

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[3] ENML has had an annual high of 1.4 cents and an annual low of 0.01 cents. http://www.pinksheets.com/quote/quote.jsp?symbol=ENML (last visited November 9, 2005).

[4] STRR has had an annual high of 1.1 cents and an annual low of 0.01 cents. http://www.pinksheets.com/quote/quote.jsp?symbol=STRR (last visited November 9, 2005).

13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 & n.20 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the common stock of ENAMELON, INC., IS REVOKED; and

the REGISTRATION of the common stock of STAR TECHNOLOGIES, INC., IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge